SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

CSK AUTO CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

125965103

(CUSIP Number)

E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP, 200 Park Avenue,
NY, NY 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125965103	SCHEDULE 13D	Page 2 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person

Investcorp, S.A.

2.	Check The Appropriate Box If A Member Of A Group*

a) [ ]

b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Luxembourg

7.	Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power	None

8.	Shared Voting Power	475,756

9.	Sole Dispositive Power	None

10.	Shared Dispositive Power	475,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 125965103	SCHEDULE 13D	Page 3 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person

SIPCO Limited

2.	Check The Appropriate Box If A Member Of A Group*

a) [ ]

b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands, B. W. I.

7.	Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power	None

8.	Shared Voting Power	475,756

9.	Sole Dispositive Power	None

10.	Shared Dispositive Power	475,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 125965103	SCHEDULE 13D	Page 4 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person

Investcorp CSK Holdings L.P.

2.	Check The Appropriate Box If A Member Of A Group*

a) [ ]

b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands, B. W. I.

7.	Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power	None

8.	Shared Voting Power	373,346

9.	Sole Dispositive Power	None

10.	Shared Dispositive Power	373,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,346

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 125965103	SCHEDULE 13D	Page 5 of 10

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 to the Statement on Schedule 13-D amends the statement originally filed on March 20, 2002 by Investcorp, S.A. (“Investcorp”), SIPCO Limited (“SIPCO”), and Investcorp CSK Holdings L.P. (“CSK Holdings”, collectively with Investcorp and SIPCO, the “Reporting Persons”) and amended by Amendment No. 1 filed by the Reporting Persons on September 23, 2003, and relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of CSK Auto Corporation (the “Company”, “CSK” or the “Issuer”). The principal executive offices of the Issuer are located at Suite 400, 645 E. Missouri Avenue, Phoenix, Arizona 85012.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs to the end of Item 4.

     On January 14, 2004, Investcorp CSK Holdings L.P. entered into a Purchase Agreement to sell an aggregate of 1,875,172 shares of the Company’s Common Stock to Goldman, Sachs & Co. (the “Underwriter”). The Underwriter purchased the shares at $18.77 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on January 15, 2004. In addition, on January 14, 2004, entities whose shares Investcorp, S.A. may be deemed to beneficially own (including Investcorp CSK Holdings L.P.) also sold an aggregate of 759,647 shares of common stock in transactions with brokers pursuant to Rule 144 of the Securities Act of 1933. See Item 5(c)(ii), below, for a breakdown of these sales and a discussion of the selling entities.

     Between October 28, 2003 and January 12, 2004, Equity CSKA Limited, Equity CSKB Limited, and Equity CSKC Limited, entities whose shares Investcorp, S.A may be deemed to beneficially own, sold an aggregate of 622,409 shares of common stock of the Company in transactions with brokers pursuant to Rule 144 of the Securities Act of 1933. See Item 5(c)(iii), below, for a breakdown of these sales and a discussion of the selling entities.

       On or about October 29, 2003, Gila Limited obtained beneficial ownership of 102,410 shares of the Company’s Common Stock in connection with the dissolution of entities in which Gila Limited owned minority equity interests.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

Item 5 is hereby deleted in its entirety and replaced with the following.

     (a)  (i) See Cover Page for Investcorp, Items 11 and 13. Investcorp does not directly own any shares of Common Stock. The number of shares of Common Stock shown as beneficially owned by Investcorp includes (following the sales reported in this Amendment) (i) 373,346 shares beneficially owned by Investcorp CSK Holdings L.P., a Cayman Islands limited partnership in which an indirect subsidiary of Investcorp both owns a majority economic ownership interest and is the sole general partner; and (ii) 102,410 additional shares beneficially owned by Gila Limited, a Cayman Islands corporation and an indirect subsidiary of Investcorp, that Gila Limited acquired in connection with the dissolution of entities in which it owned minority equity interests.

CUSIP NO. 125965103	SCHEDULE 13D	Page 6 of 10

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 46,459,494 shares of Common Stock outstanding as of January 13, 2004, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(3) on January 15, 2004.

     (ii)  See Cover Page for SIPCO, Items 11 and 13. SIPCO does not directly own any shares of Common Stock. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 46,459,494 shares of Common Stock outstanding as of January 13, 2004, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(3) on January 15 2004.

     (iii)  See Cover Page for CSK Holdings, Items 11 and 13. CSK Holdings directly and beneficially owns 373,346 shares of Common Stock.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 46,459,494 shares of Common Stock outstanding as of January 13, 2004, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(3) on January 15 2004.

     To the best knowledge of the Reporting Persons, none of the persons identified on Exhibit A, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of CSK.

     (b)  (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp indirectly has voting and investment control over all of the shares held by Gila Limited, a Cayman Islands corporation and an indirect subsidiary of Investcorp, and the shares held by Investcorp CSK Holdings L.P., a Cayman Islands limited partnership in which an indirect subsidiary of Investcorp both owns a majority economic ownership interest and is the sole general partner.

     Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office for Gila Limited. To the best knowledge of the Reporting Persons, during the last five years Gila Limited has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gila Limited was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (ii)  See Cover Page for SIPCO, Items 7 through 10. SIPCO does not directly own any shares of Common Stock. The shares of Common Stock listed as beneficially owned by SIPCO are the shares of Common Stock that Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp’s outstanding stock.

     (iii)  See Cover Page for CSK Holdings, Items 7 through 10.

CUSIP NO. 125965103	SCHEDULE 13D	Page 7 of 10

     (c)  (i) On January 14, 2004, Investcorp CSK Holdings L.P. entered into a Purchase Agreement to sell an aggregate of 1,875,172 shares of the Company’s Common Stock to Goldman, Sachs & Co. (the “Underwriter”). The Underwriter purchased the shares at $18.77 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on January 15, 2004.

     (ii)  In addition, on January 14, 2004, entities associated with or organized by Investcorp, S.A, including Investcorp CSK Holdings L.P., also sold an aggregate of 759,647 shares of Common Stock in transactions with brokers pursuant to Rule 144 of the Securities Act of 1933. Of these 759,647 shares, 565,040 were sold by Investcorp CSK Holdings L.P., 2,959 were sold by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned indirect subsidiary of Investcorp S.A., and the remainder were sold by South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited (collectively, “the Managed Entities”), J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Each of the Managed Entities is a Cayman Islands corporation. Investcorp does not own any stock or have any ownership interest in the foregoing entities, but may be deemed to share beneficial ownership of any shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements (the “Management Agreements”) with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect. Following the Rule 144 sales on January 14, 2004, neither Investcorp Investment Equity Limited or any of the Managed Entities owned any shares of the Company’s common stock.

     (iii)  The following shares were sold in the last 90 days in transactions with brokers pursuant to Rule 144 of the Securities Act of 1933 by Equity CSKA Limited, Equity CSKB Limited, and Equity CSKC Limited, each of which are entities in which Investcorp, S.A. does not own any stock or have any ownership interest, but in which Investcorp S.A. may be deemed to share beneficial ownership of any shares of voting stock held by them because of the Management Agreements described in (c)(ii), above.

Entity	Date of Sale	Number of shares sold	Price per share

Equity CSKA Limited	January 12, 2004	31,418	$19.14
Equity CSKB Limited	January 12, 2004	199	$19.14
Equity CSKC Limited	January 12, 2004	3,713	$19.14
Equity CSKA Limited	December 31, 2003	62,436	$18.86
Equity CSKC Limited	December 31, 2003	6,632	$18.86
Equity CSKA Limited	December 9, 2003	140,481	$16.85
Equity CSKB Limited	December 9, 2003	280,963	$16.85
Equity CSKC Limited	December 9, 2003	44,766	$16.85
Equity CSKA Limited	October 28, 2003	46,827	$17.45
Equity CSKC Limited	October 28, 2003	4,974	$17.45

Following the sales on January 12, 2004 set forth in the above table, none of Equity CSKA Limited, Equity CSKB Limited, or Equity CSKC Limited owned any shares of the Company’s Common Stock.

     (iv)  On or about October 29, 2003, Gila Limited obtained beneficial ownership of 102,410 shares of the Company’s Common Stock in connection with the dissolution of entities in which Gila Limited owned minority equity interests.

CUSIP NO. 125965103	SCHEDULE 13D	Page 8 of 10

     All of the shares sold pursuant to items (i) – (iii) may be deemed to have been beneficially owned by SIPCO Limited, through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp, S.A.

     (d)  Other than Investcorp and SIPCO, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

     (e)  On January 14, 2004, each of the Reporting Persons ceased being a beneficial owner of more than five percent of the Company’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 is amended by adding the following paragraph to the end of Item 6:

     On January 14, 2004, Investcorp CSK Holdings L.P. entered into a Purchase Agreement to sell an aggregate of 1,875,172 shares of the Company’s Common Stock to Goldman, Sachs & Co. (the “Underwriter”). The Underwriter purchased the shares at $18.77 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on January 15, 2004.

     In connection with the Purchase Agreement, Investcorp CSK Holdings L.P. and Gila Limited agreed to a thirty day lock-up period from January 14, 2004. Each lock-up agreement is identical, and a form of the lock-up agreement is included as Exhibit D.

ITEM 7. EXHIBITS

EXHIBIT A	Information with respect to Gila Limited

EXHIBIT B	Joint Filing Agreement

EXHIBIT C	Purchase Agreement, dated January 14, 2004, among CSK Auto Corporation, Goldman, Sachs & Co., and Investcorp CSK Holdings L.P., incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by CSK Auto Corporation on January 15, 2004.

EXHIBIT D	Form of Lock-Up For Investcorp CSK Holdings L.P. and Gila Limited.

CUSIP NO. 125965103	SCHEDULE 13D	Page 9 of 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2004

INVESTCORP, S.A.

/s/ Mufeed Rajab
Name: Mufeed Rajab
Title: Authorized Representative

SIPCO LIMITED

/s/ CIP Limited
Name: CIP Limited
Title: Alternate Director

INVESTCORP CSK HOLDINGS L.P.

/s/ Gila Limited
Name: Gila Limited
Title: General Partner

CUSIP NO. 125965103	SCHEDULE 13D	Page 10 of 10

SCHEDULE 13D

EXHIBIT INDEX

EXHIBIT A	Information with respect to Gila Limited

EXHIBIT B	Joint Filing Agreement

EXHIBIT C	Purchase Agreement, dated January 14, 2004, among CSK Auto Corporation, Goldman, Sachs & Co., and Investcorp CSK Holdings L.P., incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by CSK Auto Corporation on January 15, 2004.

EXHIBIT D	Form of Lock-Up For Investcorp CSK Holdings L.P. and Gila Limited.